| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-34626 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALPS Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1290 Broadway, Suite 1000
(No. and Street)

| Denver | CO | 80203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Eric Parsons | 303.623.2577 | eric.parsons@alpsinc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

| 1801 California Street | Denver | CO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# ALPS Distributors, Inc.

**Statement of Financial Condition**
**December 31, 2023**

## OATH OR AFFIRMATION

I, Eric Parsons, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALPS Distributors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAITLIN D ELLIS
STATE OF TENNESSEE NOTARY PUBLIC
MONTGOMERY COUNTY

Signature:

Title:
Controller and FINOP

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**ALPS Distributors, Inc.**
**Table of Contents**
**December 31, 2023**

FORV/S

1801 California Street, Suite 2900 / Denver, CO 80202
P 303.861.4545 / F 303.832.5705
forvis.com

## Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

FORVIS, LLP

Denver, Colorado
February 28, 2024

**ALPS Distributors, Inc.**
**Statement of Financial Condition**
**December 31, 2023**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 9,608,540 |
| Accounts receivable, net of allowance of $41,737 | | 1,955,442 |
| Prepaid expenses, deposits and other assets | | 304,931 |
| Deferred tax assets, net | | 5,181 |
| Total assets | $ | 11,874,094 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable and accrued expenses | $ | 216,958 |
| Payable to financial intermediaries | | 2,183,109 |
| Payable to SS&C GIDS | | 2,158,147 |
| Income tax payable | | 2,555 |
| Total liabilities | | 4,560,769 |
| | | |
| Stockholder's Equity | | |
| Common stock, $0 par, 100,000 shares authorized, 1,000 shares issued and outstanding | | - |
| Paid-in capital | | 2,560,207 |
| Retained earnings | | 4,753,118 |
| Total stockholder's equity | | 7,313,325 |
| Total liabilities and stockholder's equity | $ | 11,874,094 |

## 1. Description of Business and Basis for Presentation

ALPS Distributors, Inc. ("we", "our", "us", the "Company" or "ADI") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly-owned subsidiary of SS&C GIDS, Inc. ("SS&C GIDS"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). ADI is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

We perform various services for our clients including: supervising and maintaining licenses of clients' staff, reviewing and approving marketing materials, acting as legal underwriter/distributor of mutual fund and similar products, facilitating 12b-1 plans, executing broker/dealer selling agreements, performing due diligence on financial intermediaries, acting as agent for private placement securities, and administering the firm and regulatory element for registered representatives.

We do not claim exemption under Rule 15c3-3 but instead rely on the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 as we do not directly or indirectly receive or hold customer funds or securities.

## 2. Summary of Significant Accounting Policies

### Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

### Cash and cash equivalents

Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Short-term liquid investments with an original maturity of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

### Accounts receivable

Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for bad debt, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. Accounts receivable, net resulting from contracts with customers were $1,955,442 and $1,417,502 at December 31, 2023 and 2022, respectively.

### Payable to financial intermediaries

Payable to financial intermediaries represent pass-through fees received by the Company from customers but have not yet been remitted to the respective financial intermediaries.

### Income taxes

ADI is included within the consolidated federal income tax return of SS&C. We compute income tax expense and income taxes payable to SS&C under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred

income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions for which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

**Fair value of financial instruments**
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2023 which were deemed Level 1, Level 2 or Level 3, other than a Level 1 money market mutual fund of $7,378,899 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

**Subsequent events**
The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statements were issued. We do not have any material undisclosed reportable subsequent events.

**3. Income Taxes**

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax asset of $5,181 at December 31, 2023 is comprised of deferred tax assets of $10,792 and deferred tax liabilities of $5,611. The net deferred tax asset at December 31, 2023 relates primarily to the difference in the timing of recognition of bad debt for book and tax purposes.

Various state and local income tax returns of the SS&C consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

**4. Related Party Transactions**

ADI and ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI which were allocated by AHI and subsidiaries and ADI agrees to reimburse SS&C GIDS for such costs paid on its behalf, including amounts paid to AFS. ADI records expenses in amounts determined according to a systematic allocation, applied on

a consistent basis in accordance with the expense allocation agreement. For the year ended December 31, 2023, the allocation was determined based on our percentage of revenue to the total consolidated revenue of AHI and subsidiaries. No amounts were payable at December 31, 2023.

The Company has a Cash Management and Credit Agreement with SS&C GIDS whereby certain cash collections and payments are made by SS&C GIDS on behalf of the Company. At December 31, 2023, we had a payable to SS&C GIDS of $2,158,147 which represents a net balance as the result of cash received from revenue and cash paid for expenses by SS&C GIDS. These amounts are settled periodically throughout the year.

## 5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

**Credit risk**
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

**Current economic conditions**
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

**Other contingencies**

We are involved in other legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

**Indemnifications**
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

## 6. Net Capital Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2023, we had net capital of $4,900,193, which was $4,650,193 in excess of our required net capital of $250,000.

FORV/S

1801 California Street, Suite 2900 / Denver, CO 80202
P 303.861.4545 / F 303.832.5705
forvis.com

## Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Shareholder and Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of ALPS Distributors, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FORVIS, LLP

Denver, Colorado
February 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| ALPS DISTRIBUTORS INC | 8-34626 |

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 12,129,631.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | b | Net loss from principal transactions in securities in trading accounts. | | |
| | c | Net loss from principal transactions in commodities in trading accounts. | | |
| | d | Interest and dividend expense deducted in determining item 1. | | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | g | Net loss from securities in investment accounts. | | |
| | h | Add lines 2a through 2g. This is your **total additions.** | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 12,129,631.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | $ 7,310,714.00 | |
| | b | Revenues from commodity transactions. | | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| | d | Reimbursements for postage in connection with proxy solicitations. | | |
| | e | Net gain from securities in investment accounts. | | |
| | f | 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | h | Other revenue not related either directly or indirectly to the securities business. | | |
| | | ***Deductions in excess of $100,000 require documentation*** | | |
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions.** | | $ 7,310,714.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

| | | | | | |
|---|---|---|---|---|---|
| 7 | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.** | | | $ 4,818,917.00 |
| 8 | | Multiply line 7 by .0015. This is your **General Assessment.** | | | $ 7,228.00 |
| 9 | | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | | General assessment from last filed 2023 SIPC-6 or 6A | | $ 3,672.00 | |
| 11 | a | Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) | $ 0.00 | | |
| | b | Any other overpayments applied | $ 0.00 | | |
| | c | All payments applied for 2023 SIPC-6 and 6A(s) | $ 3,672.00 | | |
| | d | Add lines 11a through 11c | | $ 3,672.00 | |
| 12 | | **LESSER** of line 10 or 11d. | | | $ 3,672.00 |
| 13 | a | Amount from line 8 | | $ 7,228.00 | |
| | b | Amount from line 9 | | $ 0.00 | |
| | c | Amount from line 12 | | $ 3,672.00 | |
| | d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** | | | $ 3,556.00 |
| 14 | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | | **Amount you owe SIPC.** Add lines 13d and 14. | | | $ 3,556.00 |
| 16 | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-34626 | DEA: FINRA | 2023 | Dec |

*MEMBER NAME* ALPS DISTRIBUTORS INC
*MAILING ADDRESS* ATTN COMPLIANCE OFFICER
1290 BROADWAY STE 1000
DENVER, CO 80203

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ALPS DISTRIBUTORS INC
(Name of SIPC Member)

Eric Parsons
(Authorized Signatory)

2/23/2024
(Date)

eric.parsons@sscinc.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***